UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.      333-107867
GOODRICH CORPORATION WAGE EMPLOYEES’ SAVINGS PLAN

(Exact name of registrant as specified in its charter)
Four Coliseum Centre, 2730 West Tyvola Road, Charlotte, North Carolina 28217
Tel. (704) 423-7000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Employee Benefit Plan Interests

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities and Exchange Act of 1934, Goodrich Corporation Employees’ Savings Plan, as successor by merger to the Goodrich Corporation Wage Employees’ Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

Dated: March 10, 2006	By:	/s/ Kevin P. Heslin

		Name:	Kevin P. Heslin
		Title:	Chairman, Goodrich Corporation Benefit Design and Administration Committee